Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
February 21, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
Attention: Mr. Ken Ellington
100 F St NE
Washington, DC 20549

Re: OFS Credit Company, Inc. – Form N-CSR for the Fiscal Year Ended October 31, 2023

Dear Mr. Ellington:

On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 15, 2024, regarding the Fund’s Form N-CSR filing that contains the Fund’s Annual Report (the “Form N-CSR”) for the fiscal year ended October 31, 2023. Each of the Staff’s comments is set forth below and is followed by the Fund’s response.

1.Comment: Please explain why the Fund does not list each unfunded commitment separately by portfolio company or borrower either in the schedule of investments or a schedule included within the notes to the financial statements (AICPA Investment Company Expert Panel Minutes, January 2006). In addition, please confirm that the unfunded commitments are fair valued (ASC 820).

Response: The Fund will include this disclosure on a prospective basis in a footnote to the financial statements contained within Form N-CSR. The Fund confirms that the unfunded commitments disclosed are reported at fair value in accordance with ASC 820.

2.    Comment: In future filings, please include the Fund’s current investment objective, investment policies, principal risks, and any key changes in a single location in the annual report (AICPA Expert Panel Meeting Minutes, May 17 – May 18, 2021)

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com

Response: The Fund will include its current investment objective, investment policies, principal risks, and any key changes in a single location in its future annual reports on Form N-CSR.

3. Comment: Please confirm that the Fund will include information about any unresolved Staff comments in its next annual report as required by instruction 4h of Item 24 of Form N-2.

Response: Prospectively, the Fund will either disclose any unresolved staff comments, or affirmatively disclose that there are no unresolved staff comments.

4. Comment: Please confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) (Refer to IM-DCFO 2019-02 Dear CFO Letter, November 22, 2019).

Response: The Fund confirms that it has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the 1940 Act.

5. Comment: The Commission notes Item 4(e)(2) of Form N-CSR discloses that 100% of services described in paragraph (c) of this item were pre-approved by the Audit Committee. However, this paragraph describes situations where the pre-approval item was waived, not where it was obtained. Please confirm if this disclosure is accurate.

Response: While the statement that 100% of KPMG’s services provided during the fiscal years ended October 31, 2023 and October 31, 2022 were pre-approved by the Audit Committee is correct, that statement is not fully responsive to Item 4(e)(2) of Form N-CSR. The Company confirms that no pre-approvals for the services described in Item 4(b) through (d) of Form N-CSR were waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Fund will clarify this disclosure prospectively.

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Please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus